CONBODY

PRISON STYLE WORKOUT CLASSES

COSS MARTE

The founder of CONBODY, Coss, developed his bodyweight training style while he was incarcerated for 4 years on drug charges. Coss lost 70 pounds in 6 months and found his calling. He founded CONBODY in New York City, where he hires other former inmates who have turned their lives around through fitness.


6'0"
5'6"
5'0"
4'6"
4'0"
3'6"
3'0"
CONBODY
CONBODY CORRECTIONAL FACILITY
CONBODY
DID THE TIME

SOCIAL & ECONOMIC IMPACT

Partner with non-profit organizations to provide resources (education, housing, employment, and mentorship) to former inmates.

CONBODY has hired over 40 formerly incarcerated individuals and has a 0% recidivism rate.



WHO WE ARE

Prison style bootcamp that hires formerly incarcerated individuals to teach fitness classes both in-studio and online.

Products: (i) live stream at-home classes, (ii) on-demand workout videos, (iii) group fitness classes in a studio setting, and (iv) apparel.

Mission: To bridge a gap between two communities: young professionals and formerly incarcerated individuals.

The Workout: 45-minute bodyweight workout that combines cardio, HIIT, strength training, and metabolic conditioning.



THE PROBLEM



I. EXPENSIVE ONLINE FITNESS SERVICES

Equipment for online fitness services is expensive



II. LACK OF SOCIAL IMPACT

Most fitness companies don't have a social impact



III. HIGH MARKETING COSTS

Fitness studios are spending $1M+ per month in advertising and marketing on average

COMPETITIVE ADVANTAGE

UNIQUE COMMUNITY & SOCIAL IMPACT	Formerly incarcerated individuals who are experts in CONBODY's bodyweight training method.
HIGHER MARGINS	We partner with non-profit organizations that cover the cost of our interns, maintenance, and admin staff.
LOWER MARKETING COSTS	We created a platform that leverages our social mission to drive customer traffic to our sites.

THE FITNESS & WELLNESS MARKET IS MASSIVE AND GROWING

$4.2trn

Total health and

wellness industry (1)

$600bn

Global fitness and

wellness spend (1)

183mm

Global gym

members (2)

62mm

U.S. gym

members (2)

45mm

Estimated Total

Addressable Market

U.S. Fitness Center / Health Club Industry Revenue ($BN) and Memberships (MM)



(1) Global Wellness Institute, Wellness Now a $4.2 Trillion Global Industry, October 2018.

(2) Per the following reports from the International Health, Racquet Sportsclub Association: (i) The 2019 IHRSA Global Report and (ii) the 2018 IHRSA Global Report.

BOUTIQUE FITNESS MARKET VALIDATION



$150M
IN REVENUE



$1.55B
IN REVENUE

SOULCYCLE

$118M
IN REVENUE



$100M
IN REVENUE



$1B
IN REVENUE

COMPETITIVE POSITIONING

AFFORDABLE

blink FITNESS

planet fitness

24 HOUR FITNESS

CONBODY

GYM

CRUNCH

BOUTIQUE

EQUINOX

NEW YORK HEALTH & RACQUET CLUB HRC

PELOTON

BARRY'S

SOULCYCLE

RUMBLE

EXPENSIVE

THE STATS

CONBODY'S IMPACT ON SOCIETY

50,000+

Clients trained
since 2016

0%

Recidivism
(Compared to the US
76% Recidivism rate)

50%

Customer Retention Rate for Live
Stream & Studio fitness classes
(Compared to the Avg. of 25%
for Boutique Studios)

FITNESS INSTRUCTOR PIPELINE:

PARTNERSHIP WITH THRIVE RE-ENTRY PROGRAM

PROFESSIONAL TRAINING	WELLNESS SERVICES	ONGOING MENTORSHIP	EMPLOYMENT	FINANCIAL STIPEND
Leverage leading institutions and industry experts to design curriculum necessary to secure employment	Partner with reentry organizations for housing, health, wellness, and mental health support.	Individualized career support and professional networking for program graduates.	Participants enter Reframe and train for specific roles and staffing needs at partner employers.	Course participants receive economic support while training in program.

[REFRAME] is a non-profit that provides career training and job placement to formerly incarcerated individuals.

200+ PRESS ARTICLES

THE WALL STREET JOURNAL.

The New York Times

NEW YORK POST

ELLE

Men'sHealth

 WELL + GOOD

MEN'S FITNESS

TED\ :superscript{x}

 MSNBC

CNN

 NBC NEWS

BuzzFeed

Daily Mail

VOGUE

BUSINESS INSIDER

WHAT PEOPLE ARE SAYING



"Why ex-convicts make the best personal trainers"



"CONBODY'S success is forcing the fitness world
To confront some uncomfortable truths"



"CONBODY Founder Coss Marte Took His Workouts
from Prison to Saks Fifth Avenue"

DIVERSIFIED REVENUE STREAMS

FITNESS CLASSES (STUDIO & LIVE STREAM)



- Studio and live stream classes
- 45-minute workout

ONLINE WORKOUTS (SUBSCRIPTION) + MEDIA



- Online workout videos ($9 per month)
- 15-25 minute pre-recorded workout videos

MERCHANDISE



- Custom apparel and yoga mats

CONBODY
TIMELINE

CONBODY



2014	2015	2016	2017	2018	2019	2020

PROOF OF CONCEPT
Outdoor classes on the Lower East Side

YPO
Pitch Competition Winner $100K Prize
+
KICKSTARTER CAMPAIGN
$25K

TOM'S SHOES
Competition Winner $50K Prize
+
STUDIO OPENING
Opened 1st CONBODY Studio

POP-UP LOCATION
Launched Saks Fifth Avenue Pop-Up Studio

SNAPCHAT
Accelerator graduate $150K Investment

NEW STUDIO
Moved to a new + bigger studio on the Lower East Side
+
ON-DEMAND PLATFORM
Launched on-demand workout platform.

LAUNCHED LIVE STREAM CLASSES
Pivoted our business model to focus on live stream at-home classes and on-demand workout videos (i.e. similar to Peloton)

QUICK FACTS - BY THE NUMBERS
(as of May 2020)

CONBODY

75%
Revenue Growth
(January 2020 to May 2020)

$30,500
Monthly Revenue

10,000+
Members in our
Loyal Community

800
On-Demand
Subscribers

50%
On-Demand
Growth Rate

92%
On-Demand
Retention Rate

$5
On-Demand
CAC

THE PLAN

1 YEAR BUDGET

SPENDING CATEGORY	COST
Marketing & Workout Videos	$100,000
Salaries / Freelancers (Including Tech)	$300,000
Wefunder Fees	$37,500
Budget Buffer / Working Capital	$62,500
TOTAL	**$500,000**

Note: Salaries include the cost of (i) a part time growth manager who will help us acquire new users, (ii) a developer who will help us build a more robust on-demand and live stream at-home platform, and (iii) a part time operations manager.

Capital Raise Target:

$500,000 (25% secured)

CONBODY

5 YEAR GROWTH PLAN

PHASE 1

- Hire part-time operations staff and growth manager
- Rebuild on-demand workout platform and app
- Expand class offerings and update library with fresh content
- Launch marketing campaign

PHASE 2

- License out the CONBODY workout to other platforms
- Obtain 100,000+ subscribers on our online workout platform
- Launch additional shows on Facebook, Instagram, & Snapchat

PHASE 3

- Monetize YouTube channel
- Sell our shows to Facebook Watch and YouTube
- Continue to create job placements for former inmates



CONBODY BUSINESS MODEL

Studio & Live Stream Class Revenue

CLIENTS PER CLASS	60	40	30	20
REVENUE PER CLIENT	$20	$20	$20	$20
ANNUAL REVENUE	$2,880,000	$1,920,000	$1,440,000	$950,400

*Based on 7 classes per day / 200 classes per month

Online Subscription Revenue

NUMBER OF ONLINE SUBSCRIBERS	50,000	10,000	5,000	1,000
REVENUE PER SUBSCRIBER	$9	$9	$9	$9
ANNUAL REVENUE	$5,040,000	$1,080,000	$540,000	$108,000

Projections are not guaranteed. The information contained herein has been prepared solely for illustration and discussion purposes. Such statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements and projections. Prospective investors are cautioned not to invest based on these forward-looking statements and projections.

THE TEAM

COSS MARTE



CEO

SCOTT GRAULICH



Financial Consultant

MEGAN LEAVY



Marketing & Strategy
Consultant

MATTHEW SANNER



Business Management
Consultant

ADVISORS

MICHAEL ROTHMAN
CEO OF FATHERLY

PAUL STRACHMAN
STRATEGIC ADVISOR FOR
EQUINOX

NICK GROSSMAN
GENERAL MANAGER
AT UNION
SQUARE VENTURES

SADIE KURZBAN
FOUNDER OF
305 FITNESS

THE DOCUMENTARY

COSS MARTE



CEO OF CONBODY

DEBRA GRANIK



ACADEMY AWARD
DIRECTOR

Debra Granik has been documenting Coss' personal journey and struggles in opening up CONBODY with limited resources for the last 5 years since his release from prison. Debra is in the process of pitching the documentary to different networks including Netflix.

Disclaimer

The information contained herein regarding Conbody Inc. ("Conbody" or "Company") has been prepared solely for illustration and discussion purposes. An investment in Conbody is speculative and may involve substantial investment and other risks. The performance results of an investment in Conbody can be volatile. No representation is made that your investment will achieve certain performance goals or that any investment in Conbody will make any profit or will not sustain losses. Past performance is no indication of future results. There may be no secondary market for your Conbody Investment and your investment may be subject to substantial transfer restrictions.

The information and opinions expressed herein are as of the date appearing in this material only, are not complete, are subject to change without prior notice, and do not contain material information regarding the Conbody investment, including important risk disclosures. While certain data contained herein has been prepared from information that Conbody believes to be reliable (including data supplied by third parties), it does not warrant the accuracy or completeness of such information.

This document contains certain forward looking statements and projections. Such statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements and projections. Prospective investors are cautioned not to invest based on these forward-looking statements and projections.

Any forward-looking statements made herein or made elsewhere by the Company are made solely based on information available to the Company as of the date hereof and based only on our current beliefs, expectations and good faith assumptions that we believe to be reasonable when made. As such, they are subject to inherent uncertainties, known and unknown risks and changes in circumstances that are difficult to predict and in many cases outside our control, and you should not rely on such forward-looking statements. The Company makes no representations or warranties that the projected results will be achieved, and actual results may differ materially from our expectations.

CONBODY

THANK YOU

FINANCIALS AVAILABLE UPON REQUEST
Coss Marte | Founder/CEO
121 Ludlow Street | New York, NY 10002
cossmarte@conbody.com | 917.520.9065

CONBODY.com ———— #conbody ———— @conbody